                                                                   Exhibit 99.65

News release via Canada NewsWire, Toronto 416-863-9350

          Attention Business/Financial Editors:
          TRANSITION THERAPEUTICS ANNOUNCES FIRST QUARTER FISCAL 2007 FINANCIAL RESULTS

TORONTO, Nov. 6 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition" or the "Company") (TSX: TTH), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended September 30, 2006.

SELECTED HIGHLIGHTS

During the first quarter of fiscal 2007 and up to the date of this press release, the Company achieved the following significant milestones.

     AZD-103 - ALZHEIMER'S DISEASE:

     - TRANSITION AND ELAN PHARMA INTERNATIONAL LIMITED ("ELAN") SIGNED A US$200 MILLION GLOBAL COLLABORATION AGREEMENT TO DEVELOP AND COMMERCIALIZE THE ALZHEIMER'S DISEASE PRODUCT, AZD-103. Under the terms of the agreement, Transition will receive upfront payments of US$15 million and dependent upon the successful development, regulatory and commercial launch of AZD-103, Transition will be eligible to receive milestone payments of up to US$185 million and will share the costs of development and profits from commercialization;

     - RECEIVED CLEARANCE FROM THE UNITED STATES FOOD AND DRUG ADMINISTRATION ("FDA") TO COMMENCE PHASE I CLINICAL TRIALS to evaluate the pharmacokinetics and safety of escalating doses of AZD-103 in healthy volunteers;

     - POSITIVE RESULTS RELEASED FROM CANADIAN PHASE I CLINICAL TRIAL OF AZD-103 showed that AZD-103 has a favourable pharmacokinetic profile and preliminary safety data indicated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study.

     I.N.T.(TM) - DIABETES:

     - TRANSITION RECEIVED THE REMAINING US$750 THOUSAND OF THE US$1 MILLION RELATING TO THE AMENDED I.N.T.(TM) LICENSE AGREEMENT BETWEEN THE COMPANY AND NOVO NORDISK A/S ("NOVO NORDISK") WHICH RESTATED THE RIGHTS AND RESPONSIBILITIES OF THE PARTIES. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.(TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM);

     - THE COMPANY AND THE JUVENILE DIABETES RESEARCH FOUNDATION INTERNATIONAL ("JDRF"), LOCATED UNITED STATES, ENTERED INTO AN AGREEMENT IN WHICH THE JDRF WILL PROVIDE MILESTONE DRIVEN FUNDING OF UP TO US$4 MILLION to assist in the expedited development of GLP1-I.N.T.(TM) over a two year period.

     HCV-IET - HEPATITIS C:

     - ANNOUNCED INTERIM DATA FROM A PHASE I/II CLINICAL TRIAL OF HCV-IET IN HEPATITIS C NON RESPONDERS. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

     SUSTAINING FINANCIAL STRENGTH:

     - RECEIVED THE SECOND ANNIVERSARY PAYMENT OF $400,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc ("SCT").

     - EXTINGUISHED THE INDEBTEDNESS ASSUMED RELATED TO THE NOVEMBER 2005 PROTANA ASSET PURCHASE.

Subsequent to the quarter end, the Company:

     - RECEIVED THE FIRST UPFRONT PAYMENT OF US$7.5 MILLION FROM ELAN under the terms of the collaboration agreement for the joint development and commercialization of AZD-103 for the treatment of Alzheimer's disease.

STRATEGIC COLLABORATION

In March 2006, Transition completed the acquisition of Ellipsis
Neurotherapeutics Inc. ("ENI"). The key asset in the acquisition was the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both reduce disease progression and improve symptoms including cognitive function.

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize AZD-103. Under the agreement, Transition will receive US$15 million in upfront payments and potentially an additional US$185 million in milestone payments upon the successful development, regulatory approval and commercial launch of AZD-103. Transition and Elan will share the costs of development and profits from commercialization. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependant on certain elections that may be made during the development of AZD-103.

PIPELINE REVIEW

I.N.T.(TM) FOR DIABETES

On July 17, 2006, the Company and Novo Nordisk amended the Licensing Agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.(TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment paid US$500,000 to Transition for the achievement of the first developmental milestone. Additionally, Transition has received from Novo Nordisk US$500,000 in research and development funding in calendar 2006. The financial terms of the amended agreement remain the same, where Transition will receive future E1-I.N.T.(TM) developmental milestone payments potentially totaling US$46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

E1- I.N.T.(TM)

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

GLP1- I.N.T.(TM)

The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.(TM) over the next two years. Preparations are ongoing for Phase I studies to further expand the dose range and duration of G1 administration in humans. These study results will provide important data to enable Transition to submit an application for a Phase II clinical trial combining G1 and a GLP-1 analogue.

HCV-I.E.T. FOR HEPATITIS C

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial was designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients. In the trial, hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks.

In August 2006, the Company announced data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels. Our next steps in the development of the product will be to seek a partner to perform a larger study to identify the optimal dosing regimen for this therapy.

MS-I.E.T. FOR MS

The landscape of the MS therapeutic market has changed significantly with the re-introduction of natalizumab (Tysabri(R)) and the promising data recently reported with agents currently in clinical development. These new therapies and drug candidates are demonstrating levels of efficacy in MS patients that are approximately twice that of interferon beta. In addition, these new therapies are more convenient for patients as they are either administered orally or require fewer injections than interferons.

As the future care of MS patients may be less focused on the use of interferons, the product opportunity for MS-I.E.T. has diminished. Transition has decided to discontinue further development of the MS-I.E.T. program and will focus its clinical development and financial resources on its leading products in Alzheimer's disease, diabetes and hepatitis C.

FINANCIAL REVIEW

RESULTS OF OPERATIONS

For the three months ended September 30, 2006, the Company recorded net income of $1,770,912 ($0.01 per common share) compared to a net loss of $4,322,288 ($0.04 per common share) for the three months ended September 30, 2005.

This decrease in net loss of $6,093,200 or 141% is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc, and changes in temporary tax differences, resulting in a future income tax recovery of $7,326,587. Additionally, the decrease in net loss can also be attributed to the milestone revenue relating to the amended Novo Nordisk agreement and the gain recognized on net assets transferred under contractual obligation. The decrease in net loss was partially offset by an increase in research and development expense, general and administrative expense, and amortization expense relating to the full quarter impact of amortization expense recorded against the technology, products and patents acquired from ENI and the technology, patents and workforce resulting from the purchase of certain assets of Protana.

RESEARCH AND DEVELOPMENT

Research and development increased $151,327 from $1,479,694 for the three months ended September 30, 2005 to $1,631,021 for the three months ended September 30, 2006. This increase of $151,327 or 10% was primarily the result of an increase in clinical development costs related to AZD 103 and costs incurred by the drug discovery group as the Company had not acquired the drug discovery platform in the three-month period ended September 30, 2005. These increases were partially offset by decreases in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) clinical trials, the reimbursement by Elan for a portion of the AZD-103 development costs incurred as well as a decrease in patent expenses and reimbursement of E1-I.N.T.(TM) development costs resulting from the amended Novo Nordisk agreement.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $1,029,393 for the three months ended September 30, 2006 from $692,313 for the three months ended September 30, 2005. This increase of $337,080 or 49% primarily resulted from increased corporate development activities relating to the collaboration agreement with Elan, increased option expenses and an increase in salaries and associated recruiting fees incurred to strengthen the finance and management teams.

AMORTIZATION

Amortization increased by $1,917,473 or 95% to $3,927,804 for the three months ended September 30, 2006 as compared to $2,010,331 for the same period in 2005. The increase in amortization expense resulted from the full quarter impact of technology, products and patents acquired from ENI as well as the technology, patents and workforce resulting from the purchase of certain assets of Protana.

RECOVERY OF FUTURE INCOME TAXES

Recovery of future income taxes increased from Nil for the three-month period ended September 30, 2005 to $7,326,587 for the three-month period ended September 30, 2006. The increase in recovery of future income taxes is due to the recognition of future income tax assets resulting from the amalgamation of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., 1255206 Ontario Inc. and Waratah Pharmaceuticals Inc. The Company has adjusted the valuation allowance on future income tax assets and has recognized a future income tax asset to the extent of offsetting future income tax liabilities of the amalgamated entity, resulting in a future income tax recovery of $6,630,183. An additional future income tax recovery of $696,404 arose from changes in temporary differences during the three-month period ended September 30, 2006, for a total recovery of $7,326,587.

SCT ANNIVERSARY PAYMENT

During the three month period ending September 30, 2006, the Company received the second anniversary payment of $400,000 in cash which has been recorded as a gain. Total payments received to date amount to $1,200,000 with $2,300,000 in anniversary payments remaining to be paid over the next two fiscal years.

ABOUT TRANSITION

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, and HCV-I.E.T. for the treatment of hepatitis C. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH". For additional information about the company, please visit www.transitiontherapeutics.com.

Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                     SEPTEMBER 30,     June 30,
                                                          2006           2006
                                                           $              $
                                                     -------------   -----------
ASSETS
CURRENT
Cash and cash equivalents                              13,205,545      4,074,582
Short-term investments                                     82,000     10,930,855
Due from Elan Pharma International Limited                963,612             --
Receivables                                                49,713        371,663
Investment tax credits receivable                       1,176,157      1,176,066
Research inventory                                        529,011        587,501
Prepaid expenses and deposits                             468,712        469,956
Assets held for sale                                      215,000        381,948
                                                      -----------    -----------
TOTAL CURRENT ASSETS                                   16,689,750     17,992,571
Long-term research inventory                            1,966,646      2,638,098
Deferred charges                                          114,000        116,208
Capital assets, net                                     1,384,277      1,596,643
Intangible assets                                      33,259,336     37,067,829
                                                      -----------    -----------
                                                       53,414,009     59,411,349
                                                      ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                3,379,863      3,396,013
Current portion of long-term debt                              --        292,124
Current portion of deferred revenue                       434,299        657,541
Current portion of obligation under capital leases             --         18,390
                                                      -----------    -----------
TOTAL CURRENT LIABILITIES                               3,814,162      4,364,068
Deferred revenue                                        1,563,916      1,596,727
Obligation under capital leases                                --         30,401
Leasehold inducement                                      100,030        102,888
Future tax liability                                      688,779      8,015,366
Contingent consideration payable                       10,520,692     10,520,692
                                                      -----------    -----------
TOTAL LIABILITIES                                      16,687,579     24,630,142
                                                      -----------    -----------
Commitments
Guarantees

SHAREHOLDERS' EQUITY
Share capital
   Common shares                                       99,570,015     99,563,853
   Contributed surplus                                  4,482,263      4,469,987
   Stock options                                          930,731        774,858
Deficit                                               (68,256,579)   (70,027,491)
                                                      -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                             36,726,430     34,781,207
                                                      -----------    -----------
                                                       53,414,009     59,411,349
                                                      ===========    ===========

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Unaudited)

                                                               THREE-MONTH     Three-month
                                                               PERIOD ENDED    period ended
                                                              SEPTEMBER 30,   September 30,
                                                                   2006            2005
                                                                    $               $
                                                              -------------   -------------
REVENUES
Milestone revenue                                                  552,650             --
Licensing fees                                                      32,811          32,811
Management fees from ENI                                                --          82,090
                                                               -----------     -----------
                                                                   585,461         114,901
                                                               -----------     -----------

EXPENSES
Research and development, net of investment tax
   credits of $123,000 [2006-$50,000]                            1,631,021       1,479,694
General and administrative                                       1,029,393         692,313
Amortization                                                     3,927,804       2,010,331
Foreign exchange loss (gain)                                        12,060         (15,889)
Loss on disposal of capital assets and assets held for sale         14,099           3,969
Write-down on short-term investments                                38,000              --
                                                               -----------     -----------
                                                                 6,652,377       4,170,418
                                                               -----------     -----------
Loss before the following:                                      (6,066,916)     (4,055,517)
Gain on net assets transferred under
   contractual obligation                                          400,000              --
Interest income, net                                               111,241          93,784
Equity loss in ENI                                                      --        (162,368)
Losses of company transferred under contractual arrangement             --        (198,187)
                                                               -----------     -----------
Loss before income taxes                                        (5,555,675)     (4,322,288)

Recovery of future income taxes                                  7,326,587              --
                                                               -----------     -----------

NET INCOME (LOSS) FOR THE PERIOD                                 1,770,912      (4,322,288)
                                                               ===========     ===========

BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE           $      0.01     $     (0.04)
                                                               ===========     ===========

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2006
(Unaudited)


                                     Number of      Share    Contributed    Stock
                                       Shares      Capital     Surplus     Options
                                    -----------  ----------  -----------  --------
BALANCE, JULY 1, 2005               120,096,077  77,254,351   2,811,966    743,628
Share issued for purchased assets
   of Protana, net                    2,000,000   1,184,569          --         --
Issued pursuant to bought deal
   financing, net                    15,575,000   9,648,600          --         --
Issued on exercise of Exchange
   Rights                             1,239,600   1,009,437          --         --
Exchange Rights expired
   unexercised                               --          --     242,500         --
Expiry of share purchase warrants            --          --     486,615         --
Issued on acquisition of ENI, net    18,985,308  10,727,317          --         --
Issued to acquire patent portfolio      414,492     286,000          --         --
Cancellation of shares issued to
   ENI                                 (884,956)   (559,475)    559,475         --
Stock options exercised                  22,902      13,054          --     (5,038)
Stock options expired                        --          --     369,431   (369,431)
Stock-based compensation expense             --          --          --    405,699
Net loss for the year                        --          --          --         --
                                    -----------  ----------  ----------   --------
BALANCE, JUNE 30, 2006              157,448,423  99,563,853   4,469,987    774,858
                                    -----------  ----------  ----------   --------
Stock options exercised                  10,816       6,162          --     (2,380)
Stock options expired                        --          --      12,276    (12,276)
Stock-based compensation expense             --          --          --    170,529
Net income for the three-month
   period ended September 30, 2006           --          --          --         --
                                    -----------  ----------  ----------   --------
BALANCE, SEPTEMBER 30, 2006         157,459,239  99,570,015   4,482,263    930,731
                                    ===========  ==========  ==========   ========

                                                Total
                                              Exchange               Shareholders'
                                    Warrants   Rights     Deficit        Equity
                                    --------  --------  -----------  -------------
BALANCE, JULY 1, 2005                486,615   388,800  (46,486,090)  35,198,470
Share issued for purchased assets
   of Protana, net                        --        --           --    1,184,569
Issued pursuant to bought deal
   financing, net                         --        --           --    9,648,600
Issued on exercise of Exchange
   Rights                                 --  (145,500)          --      863,937
Exchange Rights expired
   unexercised                            --  (242,500)          --           --
Expiry of share purchase warrants   (486,615)       --           --           --
Issued on acquisition of ENI, net         --        --           --   10,727,317
Issued to acquire patent portfolio        --        --           --      286,000
Cancellation of shares issued to
   ENI                                    --        --           --           --
Stock options exercised                   --        --           --        8,016
Stock options expired                     --        --           --           --
Stock-based compensation expense          --        --           --      405,699
Net loss for the year                     --        --  (23,541,401) (23,541,401)
                                    --------  --------  -----------  -----------
BALANCE, JUNE 30, 2006                    --        --  (70,027,491)  34,781,207
                                    --------  --------  -----------  -----------
Stock options exercised                   --        --           --        3,782
Stock options expired                     --        --           --           --
Stock-based compensation expense          --        --           --      170,529
Net income for the three-month
   period ended September 30, 2006        --        --    1,770,912    1,770,912
                                    --------  --------  -----------  -----------
BALANCE, SEPTEMBER 30, 2006               --        --  (68,256,579)  36,726,430
                                    ========  ========  ===========  ===========

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                               THREE-MONTH     Three-month
                                                               PERIOD ENDED    period ended
                                                              SEPTEMBER 30,   September 30,
                                                                   2006            2005
                                                                    $               $
                                                              -------------   -------------
OPERATING ACTIVITIES
Net income (loss) for the period                                1,770,912      (4,322,288)
Add (deduct) items not involving cash:
Amortization of:
   capital assets                                                  77,907          26,702
   intangible assets                                            3,908,493       1,996,846
   deferred charges                                                 2,208           2,208
   leasehold inducement                                            (2,858)             --
Leasehold inducement                                                   --          25,722
Write-off of research inventory                                        --          15,422
Recovery of future income taxes                                (7,326,587)             --
Stock-based compensation expense                                  170,529          42,570
Equity loss in ENI                                                     --         162,368
Losses of company transferred under contractual arrangement            --         198,187
Loss on disposal of capital assets and assets held for sale        22,776           3,969
Write-down on short-term investments                               38,000              --
Management fees from ENI                                               --         (82,090)
Foreign exchange loss (gain)                                        8,583              --
                                                               ----------      ----------
                                                               (1,330,037)     (1,930,384)
Net change in operating assets and liabilities                   (182,770)     (1,002,193)
                                                               ----------      ----------
CASH USED IN OPERATING ACTIVITIES                              (1,512,807)     (2,932,577)
                                                               ----------      ----------

INVESTING ACTIVITIES
Maturity of short-term investments                             10,810,855      14,000,748
Purchase of capital assets                                         (9,164)       (102,591)
Purchase of intangible assets                                     (50,000)             --
Proceeds on disposal of capital assets                             32,370           3,012
Cash received under contractual arrangement                            --         475,000
                                                               ----------      ----------
CASH PROVIDED BY INVESTING ACTIVITIES                          10,784,061      14,376,169
                                                               ----------      ----------

FINANCING ACTIVITIES
Proceeds from assets held for sale                                156,634              --
Repayment of long-term debt                                      (300,707)             --
Proceeds from issuance of common shares, net                        3,782              --
                                                               ----------      ----------
CASH USED IN FINANCING ACTIVITIES                                (140,291)             --
                                                               ----------      ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS
   DURING THE PERIOD                                            9,130,963      11,443,592
Cash and cash equivalents, beginning of period                  4,074,582       6,598,221
                                                               ----------      ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       13,205,545      18,041,813
                                                               ==========      ==========

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW: 19:12e 06-NOV-06